UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 18, 2020

Apergy Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38441	82-3066826
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2445 Technology Forest Blvd

Building 4, 12th Floor

The Woodlands, Texas 77381

(Address of Principal Executive Offices, including Zip Code)

(281) 403-5772

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	APY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on December 18, 2019, Apergy Corporation (the “Company”), Athena Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), Ecolab Inc. (“Ecolab”) and ChampionX Holding Inc. (“Newco”), a wholly owned subsidiary of Ecolab, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which the Company will combine with Ecolab’s upstream energy business (the “Newco Business”) in a Reverse Morris Trust transaction, in which, in accordance with and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Newco (the “Merger”), with Newco continuing as the surviving company in the Merger and as a wholly owned subsidiary of the Company.

On February 14, 2020 the Company entered into that certain First Amendment to Credit Agreement (the “First Amendment”), amending that certain Credit Agreement dated as of May 9, 2018 (the “Existing Credit Agreement”, as amended by the First Amendment, the “Amended Credit Agreement”), by and among the Company, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

The First Amendment provides for the incurrence of an additional $150 million of revolving commitments under the Amended Credit Agreement, upon the consummation of and in connection with the Merger, as described above and under Item 8.01 below and incorporated herein by reference.

In addition, among other things, the First Amendment permits the consummation of the Merger and the incurrence of a senior secured term loan facility in an aggregate amount up to $537 million by Newco in connection therewith.

All obligations under the Amended Credit Agreement continue to be guaranteed by substantially all of the Company’s wholly-owned material domestic subsidiaries. All obligations under the Amended Credit Agreement, and the guarantees of those obligations (as well as certain cash management obligations and interest rate hedging or other swap agreements), are secured by substantially all of the Company’s and each guarantors material assets.

The foregoing description of the First Amendment and the Amended Credit Agreement is not intended to be complete and is qualified in its entirety by reference to the First Amendment, a copy of which is attached hereto as Exhibit 10.1, and incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 8.01	Other Events

On December 20, 2019, the Company filed a Current Report on Form 8-K to report, among other things, the signing of the Merger Agreement and which included a description thereof. A copy of the Merger Agreement was filed as Exhibit 2.1 under part (d) of Item 9.01 of that Current Report and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

10.1	Amendment No. 1, dated February 14, 2020, amending that certain Credit Agreement dated as of May 9, 2018, by and among the Company, as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Apergy Corporation (Registrant)

Date: February 18, 2020	/s/ Jay A. Nutt
Jay A. Nutt
Senior Vice President and Chief Financial Officer